Exhibit 99.1
SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE EXTRAORDINARY MEETING OF THE FISCAL COUNCIL HELD ON MARCH 22, 2024
(“Meeting”)

1.    Date, Time and Venue: March 22, 2024, at 9 a.m., through the videoconference system of Suzano S.A. (“Suzano” or Company”), the Fiscal Council (“Fiscal Council”) met pursuant to article 9 of the Board’s Internal Regulations.

2.    Attendance: The following members of the Fiscal Council of the Company attended the Meeting, representing their entirety: Eraldo Soares Peçanha, Luiz Augusto Marques Paes and Rubens Barletta. The meeting was also attended by Mr. Júlia Botelho Martins, who served as secretary.

3.    Agenda: The members of the Company’s Fiscal Council met to examine and give their opinion on the proposal to increase the Company’s share capital, upon capitalization of a portion of the Company’s Capital Increase Reserve balance.

4.     Minutes in Summary Form: The attending Fiscal Council members unanimously approved the drawing up of these minutes in summary form.

5.    Resolutions: The Meeting was established, the members of the Company’s Fiscal Council unanimously and without any reservations:

5.1.    Gave their favorable opinion regarding the proposal to increase the Company’s capital without issuance of new shares, pursuant to article 169, § 1, of the Brazilian Corporation Law, upon capitalization of a portion of the Capital Increase Reserve balance, according to article 199 of the Brazilian Corporation law, in an amount equivalent to ten billion reais (BRL 10,000,000,000.00), given the possibility of exceeding the limit of the profit reserve balance, under article 199 of the Brazilian Corporation Law, and the limits established for the Statutory Capital Increase Reserve (80% of the share capital) and for the Special Statutory Reserve (20% of the share capital) under letter “d” of Article 26 of the Bylaws, if the allocation of income is approved as proposed by the Company’s Management under the Management’s Proposal to the Ordinary and Extraordinary General Meeting, to be held cumulatively on April 25, 2024 (“OEGM”);

5.2.    After the aforementioned decisions, the Fiscal Council members approved the issue of the report attached hereto as Annex I.

6.    Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all members present.

São Paulo/SP, 22 March, 2024.

___________________________ Júlia Botelho Martins Board Secretary

Council Members Present:

___________________________
Eraldo Soares Peçanha
Fiscal Council Member
___________________________
Luiz Augusto Marques Paes
Fiscal Council Member

___________________________
Rubens Barletta
Fiscal Council Member

SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

ANNEX I

Fiscal Council Opinion

The Fiscal Council of Suzano S.A. (“Company”), by using its legal powers, in particular under article 163, item III of Law No. 6,404 dated December 15, 1976, as amended (“Brazilian Corporation Law”), at a meeting held on the date hereof, examined the proposal to increase the Company’s capital without issuance of new shares, pursuant to article 169, § 1, of the Brazilian Corporation Law, upon capitalization of a portion of the Company’s Capital Increase Reserve balance, according to article 199 of the Brazilian Corporation law, in an amount equivalent to ten billion reais (BRL 10,000,000,000.00), given the possibility of exceeding the limit of the profit reserve balance, under article 199 of the Brazilian Corporation Law, and the limits established for the Statutory Capital Increase Reserve (80% of the share capital) and for the Special Statutory Reserve (20% of the share capital) under letter “d” of Article 26 of the Bylaws, if the allocation of income is approved as proposed by the Company’s Management under the Management’s Proposal to the Ordinary and Extraordinary General Meeting, to be held cumulatively on April 25, 2024 (“OEGM”), and concluded, by unanimous votes and without reservations, that the proposed capital increase and respective amendment to the Bylaws is in regular standing, giving their favorable opinion regarding its approval by the Company’s Ordinary and Extraordinary General Meeting to be held on April 25, 2024, under the Brazilian Corporation Law.

São Paulo, SP, 22 March, 2024.

___________________________
Eraldo Soares Peçanha
Fiscal Council Member
___________________________
Luiz Augusto Marques Paes
Fiscal Council Member

___________________________
Rubens Barletta
Fiscal Council Member